Exhibit 99.1

Vermilion Energy Inc. Reports Q3 2026 Results and Releases 2027 Budget with Planned 4% Dividend Increase

CALGARY, AB, Nov. 4, 2026 /CNW/ -- Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX: VET) (NYSE: VET) is pleased to report operating and condensed financial results for the three and nine months ended September 30, 2026.

The unaudited interim financial statements and management discussion and analysis for the three and nine months ended September 30, 2026 will be available on the System for Electronic Document Analysis and Retrieval Plus ("SEDAR+") at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar.shtml, and on Vermilion's website at www.vermilionenergy.com.

Highlights

Q3 2026 Results

  Vermilion remains on track to deliver its upwardly revised full-year 2026 production guidance of approximately 122,400 boe/d within its capital budget of $620 million. Third quarter production averaged 117,349 boe/d(9) (71% natural gas), reflecting planned maintenance in Ireland, Germany, and Canada. The 32-day turnaround in Ireland was safely completed on-time and on-budget, reflecting Vermilion's track record of operational excellence, with production fully restored in September 2026.
  Generated $237 million ($1.55/basic share)(2) of fund flows from operations ("FFO")(1) and over $90 million of free cash flow ("FCF")(6), fully funding $146 million of exploration and development ("E&D") capital expenditures(3).
  Reduced net debt(7) by approximately $60 million to $1.17 billion at September 30, 2026, bringing net debt reduction to approximately $900 million over the past 18 months.
  Returned $41 million to shareholders through dividends and share buybacks, including $21 million in dividends and $20 million of share repurchases, twice the value repurchased through the first half of 2026.
  Realized an average natural gas sales price of $5.60/mcf, more than triple the AECO benchmark, reflecting structural exposure to premium international gas markets and portfolio diversification. Month ahead TTF averaged $25/MMBtu in the quarter and current prices for key European gas markets remain elevated.
  Reported net loss of $35 million ($0.23/basic share), driven by unrealized losses on derivative instruments, partially offset by strong European gas and crude oil pricing. The unrealized losses on derivative instruments primarily reflect significant increases in forward oil and European gas prices during the quarter. These higher forward prices negatively impact current reported earnings through mark-to-market valuation of existing hedges, while improving Vermilion's revenue and FFO outlook.
  In Germany, the Company completed the acquisition of producing assets, while bringing the Wisselshorst Z1a well (0.64 net) on production in July 2026. The acquired assets and production from Wisselshorst position Vermilion's German business for production of approximately 7,500 boe/d in Q4 2026(12), with current operating netbacks(10) supporting robust excess free cash flow ("EFCF")(6) generation.
  In the Deep Basin, the Company had multiple wells ranked among the most prolific in Alberta during the quarter, including a condensate-rich well that produced 12.6 mmcf/d of natural gas and over 400 bbls/d of condensate in the month of August. In addition, the Company drilled an Upper Mannville well to nearly 7,800 metres, representing the longest Upper Mannville well drilled by industry to-date.
  In the Montney, the Company brought a four-well pad in Alberta on production, piloting a new completion approach to reduce sand and water recovery. These wells have been impacted by third-party downtime, which has extended into Q4 2026, but have produced in-line with expectations when capacity is available.
  In Canada, unit operating expenses are down approximately 10% year-over-year, driven by realized synergies and Vermilion's continued focus on operational excellence. At a corporate level, Vermilion continues to see lower general and administration and interest expenses, down approximately 30% year-over-year.

2027 Budget

  Vermilion's Board of Directors has approved an E&D capital budget of $675 to $725 million for 2027. The program builds on the Company's operational momentum and includes drilling and infrastructure investment in Germany and the Netherlands, continued development of the Montney and a steady three-rig program targeting high-return, liquids-rich gas opportunities in the Deep Basin.
  The Company expects to deliver annual average production of 122,000 to 126,000 boe/d, approximately 71% natural gas, while maintaining its focus on capital efficiency and EFCF generation. This guidance range represents 2% absolute growth and 5% production per share growth from 2026. Of note, $150 million of the 2027 E&D investments are forecasted to add production starting 2028, consistent with our five-year plan presented in Q4 2025.
  Vermilion plans to invest approximately $385 million of E&D capital in its liquids-rich gas assets in the Montney and Deep Basin in 2027. In the Deep Basin, the Company plans to drill 41 (36.3 net) wells, with minimal infrastructure requirements, while continuing strategic investments to further strengthen depth of inventory. In the Montney, the Company plans to drill 13 (13.0 net) wells and continue expanding owned infrastructure.
  Vermilion plans to invest approximately $315 million across its International assets in 2027, an increase of over 50% compared to 2026, allocating capital to high-return drilling prospects and growth infrastructure. In Germany, the Company plans to drill two (1.3 net) follow-up wells at Wisselshorst, while also continuing to invest in the development of key infrastructure. In the Netherlands, the Company plans to drill two (1.0 net) wells, targeting larger structures than those pursued in recent drilling programs, while in Australia, Vermilion plans to commence a two-well (2.0 net) drilling program in the second half of 2027.
  Targeting a 4% increase in the quarterly cash dividend to $0.14 per share, effective with the Q1 2027 dividend payable on March 31, 2027, subject to approval by the Company's Board of Directors in March 2027.

Outlook

  Q4 2026 production is expected to average 121,000 boe/d, with full-year production of approximately 122,400 boe/d on E&D capital expenditures of approximately $620 million(12). In Canada, the Company has elected to defer several new well start-ups and restrict gas production to align with expected higher pricing later in Q4 2026. Vermilion's return of capital framework targeting 40% to 60% of EFCF to shareholders remains in place as it enables flexible capital allocation to maximize shareholder value during a time of high market volatility.
  Declared a quarterly cash dividend of $0.135 per common share, payable on December 31, 2026, to shareholders of record on December 15, 2026.
($M except as indicated)	Q3 2026	Q2 2026	Q3 2025	YTD 2026	YTD 2025
Financial
Fund flows from operations (1)	236,919	231,222	253,810	700,418	769,517
Fund flows from operations ($/basic share) (2)	1.55	1.51	1.65	4.59	5.00
Fund flows from operations ($/diluted share) (2)	1.55	1.48	1.64	4.59	4.96
Net (loss) earnings
Net (loss) earnings from continuing operations	(35,499)	134,599	(4,552)	(42,106)	74,094
Net earnings (loss) from discontinued operations	859	(361)	7,109	(3,834)	(290,042)
Net (loss) earnings	(34,640)	134,238	2,557	(45,940)	(215,948)
Net (loss) earnings from continuing operations ($/basic share)	(0.23)	0.88	(0.03)	(0.28)	0.48
Net earnings (loss) from discontinued operations ($/basic share)	--	--	0.05	(0.03)	(1.88)
Net (loss) earnings ($/basic share)	(0.23)	0.88	0.02	(0.30)	(1.40)
Cash flows from operating activities	273,429	170,751	389,453	671,578	810,304
Cash flows used in investing activities	140,012	113,523	(325,061)	442,308	1,129,674
Capital expenditures (3)	146,466	109,576	145,562	390,622	443,170
Acquisitions (4)	(22,780)	338	1,068	(16,407)	1,123,657
Dispositions (5)	26,533	--	483,525	26,533	483,525
Repurchase of shares	19,687	5,465	6,320	29,844	29,219
Cash dividends ($/share)	0.135	0.135	0.130	0.405	0.390
Dividends declared	20,530	20,659	19,947	61,790	60,012
Free cash flow (6)	90,453	121,646	108,248	309,796	326,347
Long-term debt	1,181,468	1,308,333	1,264,343	1,181,468	1,264,343
Net debt (7)	1,165,387	1,224,065	1,384,753	1,165,387	1,384,753
Net debt to four quarter trailing fund flows from operations (8)	1.2	1.3	1.4	1.2	1.4
Shares outstanding - basic ('000s)	151,822	152,948	153,434	151,822	153,434
Weighted average shares outstanding - diluted ('000s)	152,526	155,940	154,921	152,785	154,080
Operational
Production (9)
Crude oil and condensate (bbls/d)	21,524	24,753	28,197	23,315	32,662
NGLs (bbls/d)	12,267	11,714	10,985	12,009	10,943
Natural gas (mmcf/d)	501.35	535.93	479.28	525.38	455.08
Total (boe/d)	117,349	125,789	119,062	122,888	119,451
Average realized prices
Crude oil and condensate ($/bbl)	130.00	133.97	91.93	121.28	91.80
NGLs ($/bbl)	30.99	27.70	22.99	27.28	26.01
Natural gas ($/mcf)	5.60	5.08	4.36	5.36	5.48
Average realized price ($/boe)	53.37	49.23	42.18	49.15	48.28
Production mix (% of production)
% priced with reference to AECO	59%	58%	52%	58%	49%
% priced with reference to TTF and NBP	12%	13%	15%	12%	15%
% priced with reference to WTI	22%	21%	23%	22%	26%
% priced with reference to Dated Brent	7%	8%	10%	8%	10%
Netbacks
Operating netback ($/boe) (10)	27.13	26.23	28.54	26.27	31.37
Fund flows from operations ($/boe) (11)	21.29	20.55	22.82	20.72	23.63

(1)	Fund flows from operations (FFO) is a total of segments and non-GAAP financial measure most directly comparable to net (loss) earnings and is calculated as sales less royalties, transportation expense, operating expense, G&A expense, corporate income tax (recovery) expense, PRRT expense, interest expense, equity based compensation settled in cash, realized (gain) loss on derivatives, realized foreign exchange (gain) loss, and realized other (income) expense. The measure is used by management to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations, and make capital investments. FFO does not have a standardized meaning under IFRS® Accounting Standards and therefore may not be comparable to similar measures provided by other issuers. More information and a reconciliation to net (loss) earnings, the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document. Fund flows from continuing operations and fund flows from discontinued operations are calculated in the same manner as FFO and are most directly comparable to net (loss) earnings from continuing operations and net earnings (loss) discontinued operations, respectively.

(2)	Fund flows from operations per basic and diluted share are non-GAAP ratios calculated by dividing fund flows from operations (a total of segments measure and non-GAAP financial measure) by basic weighted average shares outstanding and diluted weighted average shares outstanding, respectively. Diluted weighted average shares outstanding includes incremental shares issuable under Vermilion's equity-based compensation plans, as determined using the treasury stock method. Management uses these measures to assess operating performance on a per-share basis, including the impact of issued and potentially issuable common shares. More information on FFO and a reconciliation to net (loss) earnings, the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document. Fund flows from continuing operations and discontinued operations per basic and diluted share are calculated on the same basis.

(3)	Capital expenditures is a non-GAAP financial measure most directly comparable to cash flows used in investing activities and is calculated as the sum of drilling and development costs and exploration and evaluation costs. Management considers capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures does not have a standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures provided by other issuers. More information and a reconciliation to cash flows used in investing activities, the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document. Capital expenditures is also referred to as E&D capital expenditures.

(4)	Acquisitions is a non-GAAP financial measure and is not a standardized financial measure under IFRS Accounting Standards and therefore may not be comparable to similar measures disclosed by other issuers. Acquisitions is calculated as the sum of acquisitions, net of cash acquired, acquisitions of securities and net acquired working capital (deficit). Management believes that including these components provides a useful measure of the economic investment associated with our acquisition activity and is most directly comparable to cash flows used in investing activities. More information and a reconciliation to acquisitions, net of cash acquired and acquisition of securities, the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(5)	Dispositions is a non-GAAP financial measure and is not a standardized financial measure under IFRS Accounting Standards and therefore may not be comparable to similar measures disclosed by other issuers. Dispositions is calculated as the sum of dispositions, and disposition of securities. Management believes that including these components provides a useful measure of the proceeds associated with our disposition activities and is most directly comparable to cash flows used in investing activities. More information and a reconciliation to dispositions and disposition of securities, the most directly comparable primary financial statement measures, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(6)	Free cash flow (FCF) and excess free cash flow (EFCF) are non-GAAP financial measures most directly comparable to cash flows from operating activities. FCF is calculated as FFO less drilling and development costs and exploration and evaluation costs and EFCF is calculated as FCF less payments on lease obligations and asset retirement obligations settled. FCF is used by management to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. EFCF is used by management to determine the funding available to return to shareholders after costs attributable to normal business operations. FCF and EFCF do not have standardized meanings under IFRS Accounting Standards and therefore may not be comparable to similar measures provided by other issuers. More information and a reconciliation to cash flows from operating activities, the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(7)	Net debt is a capital management measure in accordance with IAS 1 "Presentation of Financial Statements" that is most directly comparable to long-term debt and is calculated as long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working deficit (capital), a non-GAAP financial measure described in the "Non-GAAP and Other Specified Financial Measures" section of this document. Management considers this a helpful representation of Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations. More information and a reconciliation to long-term debt, the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(8)	Net debt to four quarter trailing fund flows from operations is a non-GAAP ratio and is not a standardized financial measure under IFRS Accounting Standards and therefore may not be comparable to similar measures disclosed by other issuers. Net debt to four quarter FFO is calculated as net debt divided by FFO from the preceding four quarters. Management uses this measure to assess the Company's ability to repay debt. More information can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

Subsequent to February 26, 2025, net debt to four quarter trailing fund flows from operations is calculated inclusive of Westbrick Energy's pre-acquisition four quarter trailing fund flows from operations, as if the acquisition of Westbrick Energy occurred at the beginning of the four quarter trailing period, and exclusive of the four quarter trailing fund flows from discontinued operations to reflect the Company's ability to repay debt on a pro forma basis.

(9)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

(10)	Operating netback is a non-GAAP financial measure that is not standardized under IFRS Accounting Standards and may not be comparable to similar measures disclosed by other issuers. Operating netback is most directly comparable to net (loss) earnings and is calculated as sales less royalties, operating expense, transportation expense, PRRT expense, and realized hedging (gain) loss, and when presented on a per unit basis is a non-GAAP ratio. Management assesses operating netback as a measure of the profitability and efficiency of our field operations. More information and a reconciliation to net (loss) earnings, the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(11)	FFO per boe is a non-GAAP ratio calculated as fund flows from operations divided by total sales volumes and is used by management to assess the profitability of Vermilion's business units and consolidated operations. The measure is not standardized under IFRS Accounting Standards and may not be comparable to similar measures disclosed by other issuers. Fund flows from continuing and discontinued operations per boe are calculated on the same basis. Refer to "Non-GAAP and Other Specified Financial Measures" for additional information.

(12)	Based on Company estimates as at October 26, 2026.

Message to Shareholders

Vermilion is delivering on our plan to structurally improve excess free cash flow ("EFCF")(1), with operational momentum continuing to build as we progress the key milestones communicated during our Q4 2025 Investor Day. The rate of change in profitability is being reflected in operational results and outlook, with improvements to our capital efficiencies, base declines and controllable cost structure. Our internationally diversified portfolio is benefiting from elevated pricing for European gas, Canadian condensate and Dated Brent oil. The combination of delivering on production and cost targets while benefiting from higher prices has enabled both increased shareholder returns and debt reduction.

The third quarter of 2026 was focused on the execution of planned maintenance activities, together with the continued integration of the recently acquired German assets. All planned maintenance activities were completed on schedule and without incident, reflecting Vermilion's commitment to safety and operational excellence. With maintenance work complete, production fully restored and the German integration progressing, Vermilion expects European gas production of approximately 100 mmcf/d in Q4 2026(2). At the corporate level, annual production is forecasted to be approximately 122,400 boe/d(2), above the original mid-point of guidance despite unplanned Australia downtime and profitability-driven shut-ins and deferrals of Canadian gas wells.

Strong operational execution was complemented by increased shareholder returns and further debt reduction. Following the announced increase of Vermilion's return of capital target to 40% to 60% of EFCF, the Company paid $21 million in dividends and repurchased $20 million of shares during the quarter, twice the value repurchased through the first half of the year. Through the first nine months of 2026, Vermilion has returned $92 million to shareholders while reducing net debt(3) by nearly $180 million, which represents $1.76/basic share(4) of combined debt reduction and shareholder returns year-to-date.

Following the close of the largest cash acquisition in the Company's history, Vermilion has reduced net debt by approximately $900 million while growing production per share by approximately 50%. Fourth quarter fund flows from operations ("FFO")(5) is currently forecasted to be significantly higher than Q3 2026, supported by restored production and higher European gas and liquids volumes, as well as elevated European gas prices. With operational tailwinds and commodity price support, the Company is well positioned to accelerate debt reduction and shareholder returns.

Vermilion is also pleased to announce a 2027 E&D capital budget of $675 million to $725 million, with associated production guidance of 122,000 to 126,000 boe/d, which represents 2% absolute growth and 5% production per share growth from 2026(2). The 2027 program builds on the Company's operational momentum, with increased drilling activity across the International business, a three-rig Deep Basin program and continued advancement of the Mica Montney development. The program also includes strategic infrastructure investment in Germany and the Montney that will support production growth well beyond 2027. The 2027 budget includes the full capital investment for the two-well Australia drilling program, where production is expected to commence in early 2028. In total, 2027 capital includes approximately $150 million of investment that will facilitate future growth but will not contribute to 2027 production. As these projects are completed, Vermilion expects corporate capital investment in 2028 to return toward 2026 levels while maintaining the production and capital objectives established at the Q4 2025 Investor Day. Our EFCF estimate has increased by $200 million compared to the Investor Day outlook, as we are now projected to generate $1.9 billion over the five year period. This revised estimate factors in the outperformance in 2026 along with 2027 budget and strip pricing, while maintaining the original assumptions between 2028 and 2030. The Company also plans to increase the base dividend by 4% in 2027 to an annual level of $0.56/share, representing the sixth consecutive year of dividend increases, consistent with its commitment to sustainable, ratable dividend growth. Vermilion's dividend payout(6) remains among the lowest in the Canadian E&P sector at sub-10% of FFO, offering capacity for future increases.

Q3 2026 Review

In Q3 2026, Vermilion generated $237 million of FFO on E&D capital expenditures of $146 million, resulting in free cash flow ("FCF")(1) of over $90 million that was primarily allocated to the balance sheet and shareholder returns. Net debt was reduced by approximately $60 million, while shareholder returns increased quarter-over-quarter to over $40 million, with dividends of $21 million and the repurchase of $20 million of shares. During the quarter, the Company recorded non-cash, price-related losses on risk management contracts of $245 million ($188 million net of taxes), driven by higher forward oil and European gas prices. These mark-to-market losses impacted current reported earnings but do not reflect the underlying cash generation of the business, while higher forward prices improve Vermilion's future revenue and FFO outlook.

During the quarter, Vermilion continued to advance key operational initiatives across its international portfolio. In Germany, the Company closed the acquisition of producing assets announced earlier this year, while bringing the Wisselshorst Z1a well (0.64 net) on production in July 2026. Together, the acquired assets and production from Wisselshorst position Vermilion's German business for production of approximately 7,500 boe/d in Q4 2026(2). The Wisselshorst well produced gross volumes of 3 to 5 mmcf/d in the quarter, in-line with expectations. Construction on the debottlenecking pipeline is planned for early 2027, and is expected to increase productive capacity to 15 to 17 mmcf/d by the end of 2027. European gas production during the quarter was impacted by planned turnaround activity in Ireland and non-operated downtime in Germany, temporarily reducing consolidated European gas production to 81 mmcf/d. All work was completed safely and on schedule, and production has been fully restored, positioning Vermilion for fourth quarter European gas production of approximately 100 mmcf/d(2). Subsequent to the quarter, the Company spudded one well (0.5 net) in the Netherlands, with first production expected in the first half of 2027.

In Canada, optimized capital allocation within the portfolio enabled the Company to add five net wells in 2026 while managing to the mid-point of our corporate E&D capital guidance. Across our Canadian business, unit operating expenses are down approximately 10% year-over-year, driven by realized synergies and Vermilion's continued focus on operational excellence. In Q3 2026, Vermilion set a new industry benchmark for well length in the Deep Basin and successfully implemented pilots to reduce well costs in the Alberta Montney. In the Deep Basin, the Company had multiple wells ranked among the most prolific in Alberta during the quarter, including a condensate-rich well that produced 12.6 mmcf/d of natural gas and over 400 bbls/d of condensate in the month of August. In addition, the Company drilled the longest Upper Mannville well by industry to-date at nearly 7,800 metres (4.8 miles), illustrating the technical competence of our teams, while improving returns on invested capital. This well exemplifies Vermilion's continuous push to improve risk-adjusted economic outcomes. Deep Basin production was temporarily lower during the quarter due to planned third-party maintenance and the timing of drilling activity, with activity expected to increase in the fourth quarter. In addition, the Company elected to defer several new well start-ups and restrict gas production to align with expected higher pricing later in Q4 2026. In the Montney, the Company brought a four-well pad in Alberta on production, piloting a new completion approach to reduce sand and water recovery. Subsequent to the quarter, the Company established a new drilling pace benchmark on a pad expected to be completed and brought online in the coming months. Vermilion remains focused on translating these operating improvements into repeatable reductions to our $8.2 million per well DCET cost. The wells brought online in Q3 2026 have been impacted by third-party downtime, which has extended into Q4 2026, but have produced in-line with expectations when capacity is available.

2027 Budget and Guidance

Vermilion's Board of Directors has approved an E&D capital budget of $675 million to $725 million for 2027, which includes $150 million of investment that will facilitate future growth, but will not contribute to 2027 production. The Company expects to deliver annual average production of 122,000 to 126,000 boe/d, approximately 71% natural gas, while maintaining its focus on capital efficiency and EFCF generation. European gas production is expected to be in-line with 2026 as natural declines at Corrib are offset primarily with year-over-year growth in Germany. With a successful 2027 Wisselshorst drill program, European gas production is expected to increase by mid-2028, with production from new discoveries brought online and the debottlenecking pipeline from the Wisselshorst discovery well complete. Vermilion estimates stay-flat capital at $565 million per year, which backstops our capital allocation and shareholder return plan looking through 2027 and beyond.

Canada

Vermilion plans to invest approximately $385 million of E&D capital in its liquids-rich gas assets in the Montney and Deep Basin in 2027. In the Deep Basin, the Company plans to operate a steady three-rig program and drill 41 (36.3 net) wells, with minimal infrastructure requirements and drill capital primarily directed to proven developments. In the Montney, the Company plans to drill 13 (13.0 net) wells and continue expanding owned infrastructure. The revised timing of third-party gas processing infrastructure in Northeast British Columbia is expected to shift the Company's 28,000 boe/d target production rate to early 2029 from mid-2028. Montney volumes are forecasted to grow by 10% in 2027, while generating positive EFCF on current pricing. The capital required to achieve the 28,000 boe/d target production rate continues to decline, with approximately $45 million of remaining infrastructure spend and approximately 28 wells to drill between 2027 and 2028. In the interim, Vermilion will reallocate capital to the Deep Basin, where recent wells have materially outperformed expectations, demonstrating the strength of the Company's diversified approach. Once the Montney reaches its target production rate, annual drilling is expected to moderate to approximately eight wells to maintain production, with no further material infrastructure expansion anticipated.

International

Vermilion plans to invest approximately $315 million across its International assets in 2027, focused on advancing high-value European natural gas opportunities and returning to drilling in Australia. In Germany, the Company plans to build on the increased scale and strong economics of its expanded business. The 2027 program includes two (1.3 net) follow-up wells at Wisselshorst, with spud planned for the first half of the year, along with continued development of key infrastructure. This includes a debottlenecking pipeline that adds a connection to the broader gas distribution network to support higher production from the discovery. The two (1.3 net) follow-up wells at Wisselshorst will be drilled back-to-back using the same drilling rig, and the Company expects cost savings of approximately 20% along with 30% improvement in cycle time compared to previous drilling programs. In the Netherlands, the Company plans to drill two (1.0 net) wells, targeting larger structures than those pursued in recent drilling programs. In Australia, Vermilion plans to commence a two-well (2.0 net) drilling program in the second half of 2027, aligning with a broader industry multi-well drilling program to reduce mobilization and demobilization costs. The 2027 budget includes the full capital associated with the Australia program, with production expected to commence in early 2028. The Company will also continue to fund economic workover and optimization projects across the International portfolio.

Financial Outlook and Return of Capital

Vermilion remains confident in its ability to achieve or exceed the five-year plan communicated at the Investor Day in Q4 2025, based on operational momentum through 2026, as well as improving capital efficiency and a line of sight to lower base decline. As the Company executes strategic capital investments and increases operational scale across its key growth assets, unit operating, transportation, general and administration, and interest costs are expected to reduce by approximately 5% to 10% over the five-year plan compared to 2026 levels(2), driving enhanced profitability and EFCF generation. The Company's capital allocation priorities remain unchanged, with a target to return 40% to 60% of EFCF to shareholders through sustainable and growing base dividends and share buybacks, while continuing to strengthen the balance sheet. Since 2022, Vermilion has repurchased and cancelled more than 22 million shares, supporting per-share production growth of over 50%. The lower share count enables the targeted 4% increase in the quarterly dividend per share in 2027 to result in little to no increase in cash outlay compared to the 2026 dividend, while the Company's dividend payout remains below 10% of fund flows from operations. The increased quarterly cash dividend of $0.14 per share is expected to be effective with the Q1 2027 dividend payable on March 31, 2027, subject to approval by the Company's Board of Directors in March 2027.

2027 Guidance

Category	2027 Current (7)
Production (boe/d)	122,000 - 126,000
E&D capital expenditures ($MM)	$675 - 725
Operating ($/boe)	$12.50 - 13.50
General and administration ($/boe) (8)	$1.65 - 2.15
Transportation ($/boe)	$3.00 - 3.50
Interest expense ($/boe)	$1.75 - 2.25
Royalty rate (% of sales)	7 - 9%
Cash taxes (% of pre-tax FFO)	7 - 11%
Asset retirement obligations settled ($MM)	$50
Payments on lease obligations ($MM)	$10

Outlook

Vermilion expects Q4 2026 production to average 121,000 boe/d (71% natural gas)(2), with full-year production of 122,400 boe/d (71% natural gas)(2) on E&D capital expenditures of $620 million. In Canada, the Company has elected to defer several new well start-ups and restrict gas production to align with expected higher pricing later in Q4 2026. Vermilion's return of capital framework targeting 40% to 60% of EFCF to shareholders remains in place as it enables flexible capital allocation to maximize shareholder value during a time of elevated market volatility.

Commodity Hedging

Vermilion hedges to manage commodity price exposures and increase the stability of cash flows. In aggregate, 53% of expected net-of-royalty production is hedged for the remainder of 2026, reducing to 38% in 2027. Please refer to the Hedging section of Vermilion's website under Invest With Us for further details using the following link: https://www.vermilionenergy.com/invest-with-us/hedging.

Board of Directors

Vermilion is pleased to announce the appointment of Ms. Mindy Wight to its Board of Directors, effective September 8, 2026. Ms. Wight is Chief Executive Officer of Nch'ḵay̓ Development Corporation, the wholly owned economic development group of the Squamish Nation, where she oversees strategy, governance, capital allocation, financial management and business operations. She previously served as Chief Financial Officer and held governance leadership roles with Nch'ḵay̓, including Chair of the Board and Chair of the Finance and Audit Committee. Ms. Wight currently serves as a Director of Cedar Leaf Capital Inc., Canada's first majority Indigenous-owned investment dealer. She previously served on the board of directors of Veren Inc. Prior to joining Nch'ḵay̓, Ms. Wight was a Partner and National Leader, Indigenous Tax Services at MNP LLP. Before that, she specialized in oil and gas taxation at PricewaterhouseCoopers LLP. She began her professional career in audit and assurance at Deloitte LLP, where she obtained her Chartered Accountant designation, following early experience with the Canada Revenue Agency.

(Signed "Dion Hatcher")

Dion Hatcher
President & Chief Executive Officer
November 4, 2026

(1)	Free cash flow (FCF) and excess free cash flow (EFCF) are non-GAAP financial measures most directly comparable to cash flows from operating activities. FCF is calculated as FFO less drilling and development costs and exploration and evaluation costs and EFCF is calculated as FCF less payments on lease obligations and asset retirement obligations settled. FCF is used by management to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. EFCF is used by management to determine the funding available to return to shareholders after costs attributable to normal business operations. FCF and EFCF do not have standardized meanings under IFRS Accounting Standards and therefore may not be comparable to similar measures provided by other issuers. More information and a reconciliation to cash flows from operating activities, the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(2)	Based on Company estimates as at October 26, 2026 and October 26, 2026 pricing strip.

(3)	Net debt is a capital management measure in accordance with IAS 1 "Presentation of Financial Statements" that is most directly comparable to long-term debt and is calculated as long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working deficit (capital), a non-GAAP financial measure described in the "Non-GAAP and Other Specified Financial Measures" section of this document. Management considers this a helpful representation of Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations. More information and a reconciliation to long-term debt, the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(4)	Debt reduction and shareholder returns per basic share is calculated by dividing the total net debt reduction, dividends declared and repurchase of shares by the basic weighted average shares outstanding as defined under IFRS Accounting Standards. Net debt reduction is calculated as closing net debt (capital management measure, refer to "Non-GAAP and Other Specified Financial Measures") less opening net debt for the period.

(5)	Fund flows from operations (FFO) is a total of segments and non-GAAP financial measure most directly comparable to net (loss) earnings and is calculated as sales less royalties, transportation expense, operating expense, G&A expense, corporate income tax (recovery) expense, PRRT expense, interest expense, equity based compensation settled in cash, realized (gain) loss on derivatives, realized foreign exchange (gain) loss, and realized other (income) expense. The measure is used by management to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations, and make capital investments. FFO does not have a standardized meaning under IFRS® Accounting Standards and therefore may not be comparable to similar measures provided by other issuers. More information and a reconciliation to net (loss) earnings, the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(6)	Payout and payout % of FFO are, respectively, a non-GAAP financial measure and non-GAAP ratio. Payout is most directly comparable to dividends declared. Payout is comprised of dividends declared plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled, and payout % of FFO is calculated as payout divided by FFO. The measure is used by management to assess the amount of cash distributed back to shareholders and reinvested in the business for maintaining production and organic growth. Payout as a percentage of FFO is also referred to as the payout ratio or sustainability ratio.

(7)	2027 guidance reflects foreign exchange assumptions of CAD/USD 1.39, CAD/EUR 1.57, and CAD/AUD 0.97.

(8)	General and administration expense exclusive of expected cash-settled equity based compensation of $0.15 - 0.20/boe.

Non-GAAP and Other Specified Financial Measures

This report and other materials released by Vermilion includes financial measures that are not standardized, specified, defined, or determined under IFRS Accounting Standards and are therefore considered non-GAAP or other specified financial measures and may not be comparable to similar measures presented by other issuers. These financial measures include:

Total of Segments Measures

Fund flows from operations (FFO): Most directly comparable to net (loss) earnings, FFO is a non-GAAP financial measure and total of segments measure comprised of sales less royalties, transportation, operating, G&A, corporate income tax, PRRT, interest expense, equity based compensation settled in cash, realized gain (loss) on derivatives, realized foreign exchange gain (loss), and realized other income (expense). The measure is used by management to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. Reconciliation to the most directly comparable primary financial statement measures can be found below. Fund flows from continuing operations and fund flows from discontinued operations are calculated in the same manner as FFO and is most directly comparable to net (loss) earnings from continuing operations and net earnings (loss) from discontinued operations, respectively.

Reconciliation of fund flows from continuing operations to net (loss) earnings from continuing operations:

	Q3 2026		Q3 2025		YTD 2026		YTD 2025
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	593,856	53.37	449,502	41.49	1,661,530	49.15	1,362,029	46.10
Royalties	(43,469)	(3.91)	(27,398)	(2.53)	(118,932)	(3.52)	(86,757)	(2.94)
Transportation	(43,502)	(3.91)	(34,852)	(3.22)	(115,042)	(3.40)	(96,705)	(3.27)
Operating	(160,944)	(14.46)	(138,415)	(12.78)	(424,154)	(12.55)	(375,092)	(12.69)
General and administration (1)	(20,120)	(1.81)	(18,847)	(1.74)	(63,129)	(1.87)	(72,159)	(2.44)
Corporate income tax expense	(17,090)	(1.54)	(4,676)	(0.43)	(40,378)	(1.19)	(34,851)	(1.18)
Petroleum resource rent tax	2,781	0.25	(1,663)	(0.15)	5,215	0.15	(5,436)	(0.18)
Interest expense	(26,593)	(2.39)	(34,408)	(3.18)	(79,404)	(2.35)	(105,078)	(3.56)
Equity based compensation	(536)	(0.05)	--	--	(11,240)	(0.33)	(5,692)	(0.19)
Realized (loss) gain on derivatives	(46,865)	(4.21)	61,793	5.70	(120,227)	(3.56)	120,611	4.08
Realized foreign exchange (loss) gain	(585)	(0.05)	(882)	(0.08)	(5,362)	(0.16)	1,130	0.04
Realized other income (expense)	129	0.01	163	0.02	12,277	0.36	(14,956)	(0.51)
Fund flows from continuing operations	237,062	21.30	250,317	23.10	701,154	20.73	687,044	23.26
Equity based compensation	(4,921)		(5,937)		(4,326)		(13,154)
Unrealized (loss) gain on derivative instruments (2)	(245,187)		5,511		(356,581)		62,405
Unrealized foreign exchange gain (loss) (2)	12,178		(41,499)		(22,348)		(71,491)
Accretion	(14,530)		(18,901)		(52,760)		(52,402)
Depletion and depreciation	(148,724)		(174,030)		(478,659)		(488,070)
Deferred tax recovery (expense)	115,317		(20,312)		159,292		(48,824)
Gain on acquisition	16,221		--		16,221		--
Unrealized other (expense) income (2)	(2,915)		299		(4,099)		(1,414)
Net (loss) earnings from continuing operations	(35,499)		(4,552)		(42,106)		74,094

(1)	General and administration expenses previously presented within the Corporate segment have been reclassified to our Canadian segment. The prior period results have been presented to conform with current period presentation.
(2)	Unrealized (loss) gain on derivative instruments, Unrealized foreign exchange gain (loss) and Unrealized other (expense) income are line items from the respective Consolidated Statements of Cash Flows.

Reconciliation of fund flows from discontinued operations to net earnings (loss) from discontinued operations:

	Q3 2026		Q3 2025		YTD 2026		YTD 2025
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	--	--	19,349	68.62	--	--	209,816	69.77
Royalties	--	--	(4,387)	(15.56)	--	--	(40,386)	(13.43)
Transportation	--	--	(1,025)	(3.64)	--	--	(6,969)	(2.32)
Operating	(2)	--	(5,656)	(20.06)	(236)	--	(59,581)	(19.81)
General and administration	(141)	--	(4,788)	(16.98)	(500)	--	(20,407)	(6.79)
Fund flows from discontinued operations	(143)	--	3,493	12.38	(736)	--	82,473	27.42
Unrealized gain on derivative instruments (1)	--		11,047		--		--
Unrealized foreign exchange gain (loss) (1)	--		328		7		(129)
Unrealized other expense (1)	--		(3,986)		--		(3,986)
Accretion	--		(9)		--		(4,260)
Depletion and depreciation	1,190		(3)		(3,947)		(46,518)
Deferred tax recovery (expense)	(188)		(3,761)		842		54,764
Impairment expense	--		--		--		(372,386)
Net earnings (loss) from discontinued operations	859		7,109		(3,834)		(290,042)

Fund flows from operations	236,919	21.29	253,810	22.82	700,418	20.72	769,517	23.63

Net (loss) earnings	(34,640)		2,557		(45,940)		(215,948)

(1)	Unrealized gain on derivative instruments, Unrealized foreign exchange gain (loss) and Unrealized other expense are line items from the respective Consolidated Statements of Cash Flows.

Non-GAAP Financial Measures and Non-GAAP Ratios

Fund flows from operations per basic and diluted share: FFO per basic share and diluted share are non-GAAP ratios. Management assesses fund flows from operations on a per share basis as we believe this provides a measure of our operating performance after taking into account the issuance and potential future issuance of Vermilion common shares. Fund flows from operations per basic share is calculated by dividing fund flows from operations (total of segments measure) by the basic weighted average shares outstanding as defined under IFRS Accounting Standards. Fund flows from operations per diluted share is calculated by dividing fund flows from operations by the sum of basic weighted average shares outstanding and incremental shares issuable under the equity based compensation plans as determined using the treasury stock method. Fund flows from continuing operations per basic and diluted share and fund flows from discontinued operations per basic and diluted share are calculated in the same manner as FFO per basic and diluted share.

Fund flows from operations per boe: Management uses fund flows from operations per boe to assess the profitability of our business units and Vermilion as a whole. Fund flows from operations per boe is calculated by dividing fund flows from operations (total of segments measure) by total sales volume in boe. Fund flows from continuing operations per boe and fund flows from discontinued operations per boe are calculated in the same manner as FFO per boe.

Free cash flow (FCF) and excess free cash flow (EFCF): Most directly comparable to cash flows from operating activities, FCF is a non-GAAP financial measure calculated as fund flows from operations less drilling and development costs and exploration and evaluation costs and EFCF is comprised of FCF less payments on lease obligations and asset retirement obligations settled. FCF is used by management to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. EFCF is used by management to determine the funding available to return to shareholders after costs attributable to normal business operations. Reconciliation to the primary financial statement measures can be found in the following table.

($M)	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Cash flows from operating activities	273,429	389,453	671,578	810,304
Changes in non-cash operating working capital	(56,889)	(148,972)	(17,940)	(71,849)
Asset retirement obligations settled	20,379	13,329	46,780	31,062
Fund flows from operations	236,919	253,810	700,418	769,517
Drilling and development	(142,643)	(144,791)	(386,303)	(423,493)
Exploration and evaluation	(3,823)	(771)	(4,319)	(19,677)
Free cash flow	90,453	108,248	309,796	326,347
Payments on lease obligations	(1,978)	(3,014)	(7,492)	(10,695)
Asset retirement obligations settled	(20,379)	(13,329)	(46,780)	(31,062)
Excess free cash flow	68,096	91,905	255,524	284,590

Capital expenditures: Most directly comparable to cash flows used in investing activities, capital expenditures is a non-GAAP financial measure calculated as the sum of drilling and development costs and exploration and evaluation costs as derived from the Consolidated Statements of Cash Flows. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures are also referred to as E&D capital. Reconciliation to the primary financial statement measures can be found below.

($M)	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Drilling and development	142,643	144,791	386,303	423,493
Exploration and evaluation	3,823	771	4,319	19,677
Capital expenditures	146,466	145,562	390,622	443,170

Payout and payout % of FFO: Payout and payout % of FFO are, respectively, a non-GAAP financial measure and non-GAAP ratio. Payout is most directly comparable to dividends declared. Payout is comprised of dividends declared plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled, and payout % of FFO is calculated as payout divided by FFO. The measure is used by management to assess the amount of cash distributed back to shareholders and reinvested in the business for maintaining production and organic growth. Payout as a percentage of FFO is also referred to as the payout ratio or sustainability ratio. The reconciliation of the measure to the primary financial statement measure can be found below.

($M)	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Dividends declared	20,530	19,947	61,790	60,012
Drilling and development	142,643	144,791	386,303	423,493
Exploration and evaluation	3,823	771	4,319	19,677
Asset retirement obligations settled	20,379	13,329	46,780	31,062
Payout	187,375	178,838	499,192	534,244
% of fund flows from operations	79%	70%	71%	69%

Adjusted working capital (deficit): Adjusted working capital (deficit) is a non-GAAP financial measure calculated as current assets less current liabilities, excluding current derivatives, current asset retirement obligations and current lease liabilities. The measure is used by management to calculate net debt, a capital management measure disclosed below.

	As at
($M)	Sep 30, 2026	Dec 31, 2025
Current assets	563,495	467,286
Current liabilities	(816,094)	(554,547)
Current derivative asset	(74,325)	(78,694)
Current asset retirement obligation	50,722	54,504
Current lease liability	7,110	9,206
Current derivative liability	281,876	6,154
Adjusted working capital (deficit)	12,784	(96,091)

Acquisitions: Acquisitions is a non-GAAP financial measure and is calculated as the sum of acquisitions, net of cash acquired and acquisitions of securities from the Consolidated Statements of Cash Flows, Vermilion common shares issued as consideration, the estimated value of contingent consideration, the amount of acquiree's outstanding long-term debt assumed, and net acquired working capital deficit or surplus. Management believes that including these components provides a useful measure of the economic investment associated with our acquisition activity and is most directly comparable to cash flows used in investing activities. A reconciliation to the acquisitions line items in the Consolidated Statements of Cash Flows can be found below.

($M)	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Acquisitions, net of cash acquired	(10,554)	1,068	(4,181)	1,087,115
Shares issued for acquisition	--	--	--	13,363
Acquired working capital (surplus) deficit	(12,226)	--	(12,226)	23,179
Acquisitions	(22,780)	1,068	(16,407)	1,123,657

Dispositions: Dispositions is a non-GAAP financial measure and is calculated as the sum of dispositions, and disposition of securities from the Consolidated Statements of Cash Flows. Management believes that including these components provides a useful measure of the proceeds associated with our disposition activities and is most directly comparable to cash flows used in investing activities. A reconciliation to dispositions, and disposition of securities, the most directly comparable primary financial statement measures, can be found below.

($M)	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Dispositions	26,533	483,525	26,533	483,525
Disposition of securities	--	--	--	--
Dispositions	26,533	483,525	26,533	483,525

Operating netback: Operating netback is a non-GAAP financial measure and is calculated as sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses, and when presented on a per unit basis is a non-GAAP ratio. Operating netback is most directly comparable to net (loss) earnings. Management assesses operating netback as a measure of the profitability and efficiency of our field operations.

Net debt to four quarter trailing fund flows from operations: Management uses net debt (a capital management measure, as defined below) to four quarter trailing fund flows from operations to assess the Company's ability to repay debt. Net debt to four quarter trailing fund flows from operations is a non-GAAP ratio calculated as net debt (capital management measure) divided by fund flows from operations (total of segments measure) from the preceding four quarters.

Capital Management Measure

Net debt: Net debt is a capital management measure in accordance with IAS 1 "Presentation of Financial Statements" that is most directly comparable to long-term debt. Net debt is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives, current asset retirement obligations and current lease liabilities), and represents Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations.

	As at
($M)	Sep 30, 2026	Dec 31, 2025
Long-term debt	1,181,468	1,243,397
Adjusted working capital (deficit) (1)	(12,784)	96,091
Unrealized FX on swapped USD borrowings (2)	(3,297)	2,902
Net debt	1,165,387	1,342,390

Ratio of net debt to four quarter trailing fund flows from operations (3)	1.2	1.4

(1)	Adjusted working capital (deficit) is defined as current assets (excluding current derivatives), less current liabilities (excluding current derivatives, current asset retirement obligations and current lease liabilities).
(2)	Vermilion may enter into cross currency interest rate swaps to hedge the foreign exchange movements on USD borrowings on our revolving credit facility. Unrealized FX on swapped USD borrowings relates to the unrealized gains and losses on our cross currency interest swaps. At September 30, 2026, there was $152.8 million of swapped USD borrowings on our revolving credit facility. (December 31, 2025 - $196.7 million).
(3)	Subsequent to February 26, 2025, net debt to four quarter trailing fund flows from operations is calculated inclusive of Westbrick Energy's pre-acquisition four quarter trailing fund flows from operations, as if the acquisition of Westbrick Energy occurred at the beginning of the four quarter trailing period, and exclusive of the four quarter trailing fund flows from discontinued operations to reflect the Company's ability to repay debt on a pro forma basis.

Supplementary Financial Measures

Diluted shares outstanding: The sum of shares outstanding at the period end plus outstanding awards under the Long-term Incentive Plan ("LTIP"), based on current estimates of future performance factors and forfeiture rates.

('000s of shares)	Q3 2026	Q3 2025
Shares outstanding	151,822	153,434
Potential shares issuable pursuant to the LTIP	4,378	4,717
Diluted shares outstanding	156,200	158,151

Production per share growth: Calculated as the change in production determined on a per weighted average shares outstanding basis over a predefined period of time, expressed as a compounded, annualized return percentage. Measuring production growth per share better reflects the interests of our existing shareholders by reflecting the dilutive impact of equity issuances.

F&D (finding and development) and FD&A (finding, development and acquisition) costs: used as a measure of capital efficiency, calculated by dividing the applicable capital expenditures for the period, including the change in undiscounted FDC (future development capital), by the change in the reserves, incorporating revisions and production, for the same period.

Operating Recycle Ratio: A non-GAAP ratio that is calculated by dividing the Operating Netback, excluding PRRT and realized hedging gains and losses, by the cost of adding reserves (F&D and FD&A cost). Management assesses operating recycle ratio as a measure of the reinvestment of earnings.

Management's Discussion and Analysis and Consolidated Financial Statements

To view Vermilion's Management's Discussion and Analysis and Interim Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2026 and 2025, please refer to SEDAR+ (www.sedarplus.ca) or Vermilion's website at www.vermilionenergy.com.

About Vermilion

Vermilion is a global gas producer that seeks to create value through the acquisition, exploration and development of liquids-rich natural gas in Canada and conventional natural gas in Europe while optimizing low-decline oil assets. Our repositioned portfolio is focused on per share value creation, with long-life assets that deliver top decile realized gas prices and enhanced capital allocation optionality.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important than the safety of the public and those who work with Vermilion, and the protection of the natural surroundings. In addition, the Company emphasizes strategic community investment in each of its operating areas.

Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

Disclaimer

Certain statements included or incorporated by reference in this document may constitute forward-looking statements or information under applicable securities legislation. Such forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this document may include, but are not limited to: capital expenditures, including Vermilion's 2026 and 2027 guidance and outlook, and Vermilion's ability to fund such expenditures; the flexibility of Vermilion's capital program and operations; business strategies and objectives; operational and financial performance; wells expected to be drilled and the timing thereof; exploration and development plans and the timing thereof; future drilling prospects; the ability of our asset base to deliver modest production growth; the evaluation of international acquisition opportunities; statements regarding the return of capital; our asset petroleum and natural gas sales; future production levels and the timing thereof, including Vermilion's 2026 and 2027 guidance, and rates of average annual production growth; the effect of changes in crude oil and natural gas prices, changes in exchange and inflation rates; the payment and amount of future dividends, including management's intention to increase the Company's dividend and the timing thereof; the effect of possible changes in critical accounting estimates; the Company's review of the impact of potential changes to financial reporting standards; the potential financial impact of climate-related risks; Vermilion's goals regarding its debt levels, including maintenance of a ratio of net debt to four quarter trailing fund flows from operations; statements regarding Vermilion's hedging program and the stability of our cash flows; operating and other expenses; royalty and income tax rates and Vermilion's expectations regarding future taxes and taxability and the timing of regulatory proceedings and approvals; and timing of the divestitures of certain of the Company's operations and the use of such sale proceeds.

Such forward-looking statements or information are based on a number of current expectations and assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions that have been made include, but are not limited to: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; management's expectations relating to the timing and results of exploration and development activities; the impact of Vermilion's dividend policy on its future cash flows; credit ratings; hedging program; expected earnings/(loss) and adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected future cash flows and free cash flow and expected future cash flow and free cash flow per share; estimated future dividends; financial strength and flexibility; debt and equity market conditions; general economic and competitive conditions; ability of management to execute key priorities; and the effectiveness of various actions resulting from Vermilion's strategic priorities.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable as of the date hereof, undue reliance should not be placed on forward-looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion's financial position and business objectives, and the information may not be appropriate for other purposes. Forward-looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates, interest rates and inflation; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future lawsuits and regulatory actions against or involving Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities. In particular, please also see Vermilion's MD&A and Annual Information Form, each for the year ended December 31, 2025, available on SEDAR+ at www.sedarplus.ca or on Vermilion's website at www.vermilionenergy.com. References to Vermilion or the Company in this document include Westbrick Energy Ltd. ("Westbrick" or "Westbrick Energy") which was acquired by Vermilion Energy Inc. on February 26, 2025.

The forward-looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

This document may disclose certain oil and gas metrics, including capital spent to drill, complete, equip and tie-in a well ("DCET costs"), which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included in this MD&A to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the Company's future performance and future performance may not compare to the Company's performance in previous periods and therefore such metrics should not be unduly relied upon. Additional oil and gas metrics in this document may include, but are not limited to:

Boe Equivalency: Per barrel of oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil equivalent (6:1). Barrel of oil equivalents (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In addition, as the value ratio between natural gas and crude oil based on the current prices of natural gas and crude oil is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Estimates of Drilling Locations: Unbooked drilling locations are the internal estimates of Vermilion based on Vermilion's prospective acreage and an assumption as to the number of wells that can be drilled per section based on industry practice and internal review. Unbooked locations do not have attributed reserves or resources (including contingent and prospective). Unbooked locations have been identified by Vermilion's management as an estimation of Vermilion's multi-year drilling activities based on evaluation of applicable geologic, seismic, engineering, production and reserves information. There is no certainty that Vermilion will drill all unbooked drilling locations and if drilled there is no certainty that such locations will result in additional oil and natural gas reserves, resources or production. The drilling locations on which Vermilion will actually drill wells, including the number and timing thereof is ultimately dependent upon the availability of funding, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors. While a certain number of the unbooked drilling locations have been de-risked by Vermilion drilling existing wells in relative close proximity to such unbooked drilling locations, the majority of other unbooked drilling locations are farther away from existing wells where management of Vermilion has less information about the characteristics of the reservoir and therefore there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty that such wells will result in additional oil and gas reserves, resources or production.

Initial Production Rates: This document discloses initial production rates for certain wells over short periods of time (i.e. IP90, etc.), which are preliminary and not necessarily indicative of long-term well or reservoir performance, ultimate recovery, reserves or future profitability. Initial production rates are subject to a high degree of predictive uncertainty as a result of limited production history and may not be representative of stabilized production rates. Production over a longer period will experience natural decline rates, which may be significant and may not be consistent with the decline observed during the initial production period. Actual results will differ from those realized during an initial production period and the difference may be material. Readers should not assume that the performance of the wells referenced herein is representative of the performance of other wells or future drilling locations.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

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SOURCE Vermilion Energy Inc.

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%CIK: 0001293135

For further information: For further information please contact: Dion Hatcher, President & CEO and/or Lars Glemser, Vice President & CFOTEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 06:01e 04-NOV-26